Marlin Business Services Corp.

300 Fellowship Road

Mt. Laurel, NJ 08054

888-479-9111

June 19, 2013

Mr. Mark Webb

Legal Branch Chief

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-7010

Dear Mr. Webb:

We have received your letter dated June 5, 2013, and are in the process of reviewing and responding to your comments. In accordance with your instructions, please be advised that we will be submitting our response to you by June 26, 2013.

Please do not hesitate to call me at 888-479-9111, extension 4108, should you wish to discuss this further.

Sincerely,

/s/ Lynne C. Wilson
Lynne C. Wilson
Chief Financial Officer and Senior Vice President
Marlin Business Services Corp.

cc:	William Schroeder, Staff Accountant – Securities and Exchange Commission

James McKenzie – Morgan Lewis & Bockius LLP